UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Sprague Resources LP
(Name of Issuer)
Common Partnership Interest
(Title of Class of Securities)
849343108
(CUSIP Number)
March 19, 2020
(Date of Event which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     |_|Rule 13d-1(b)
     |X| Rule 13d-1(c)
     |_| Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Hartree Partners, LP
13-3937429


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    |_|
(b)    |_|


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

1,850,000


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

1,850,000


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

1,850,000


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
(see instructions)    |_|



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.09% (1)


12.

TYPE OF REPORTING PERSON (see instructions)

PN







(1) All calculations of beneficial ownership are based on a total of 22,869,059 common units of the Issuer outstanding as of March 5, 2020, as reported in the Issuer's Annual
Report on Form 10-K for the year ended December 31, 2019.








1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Hartree Partners GP, LLC
81-2508333


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    |_|
(b)    |_|


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

1,850,000


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

1,850,000


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

1,850,000 (1)


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
(see instructions)    |_|



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.09% (2)


12.

TYPE OF REPORTING PERSON (see instructions)

OO



(1) Solely in its capacity as the general partner of Hartree
Partners, LP
(2) All calculations of beneficial ownership are based on a total of 22,869,059 common units of the Issuer outstanding as of March 5, 2020, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2019.



Item 1.

(a)
Name of Issuer
Sprague Resources LP




(b)
Address of Issuer's Principal Executive Offices
Two International Drive, Suite 200, Portsmouth, NH
03801
Item 2.

(a)
 Name of Person Filing

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

1.	Hartree Partners, LP, a Delaware limited
partnership ("Hartree"); and
2.	Hartree Partners GP, LLC, a Delaware limited
liability company ("Hartree GP"), solely in its capacity as the general partner of Hartree. The management committee of Hartree GP is comprised of six members and such committee establishes the Trading Guidelines of Hartree.





(b)
 Address of the Principal Office or, if none, residence

The address of the principal business office of each of the Reporting Persons is 1185 Ave of the Americas, New
York, NY 10036





(c)
 Citizenship
Hartree
Hartree GP

Delaware
Delaware


(d)
 Title of Class of
Securities
Common Partnership Interest






(e)
 CUSIP Number
849343108

Item 3.  If this statement is filed pursuant to Sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
|_|
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
|_|
Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).





(c)
|_|
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
|_|
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
|_|
An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);





(f)
|_|
An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);





(g)
|_|
A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);





(h)
|_|
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
|_|
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
|_|
Group, in accordance with Section 240.13d-
1(b)(1)(ii)(J).
Item 4.  Ownership.
The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this
Schedule 13G are incorporated herein by reference.
Hartree GP, in its capacity as the general partner of Hartree, is responsible for the management and control of Hartree. Hartree GP holds 100% of the general partnership interest of Hartree. The management committee of Hartree GP is comprised of six members and such committee establishes the Trading Guidelines of Hartree.
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following     |_|.
Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
 Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See disclosure in Item 2.
Item 8.  Identification and Classification of Members of the
Group.
Not applicable.
Item 9.  Notice of Dissolution of Group.
Not applicable.
Item 10.  Certification.




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




   After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.
   HARTREE PARTNERS, LP,
   By HARTREE PARTNERS GP, LLC,
   its general partner
   By:	/s/ Stephen Hendel
s
   Name/Title: Stephen Hendel/Authorized Signatory

   HARTREE PARTNERS GP, LLC
   By:	/s/ Stephen Hendel
   Name/Title: Stephen Hendel/Authorized Signatory






JOINT FILING AGREEMENT
      The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
 Dated March 27, 2020

   HARTREE PARTNERS, LP,
   By HARTREE PARTNERS GP, LLC,
   its general partner
   By:	/s/ Stephen Hendel
s
   Name/Title: Stephen Hendel/Authorized Signatory

   HARTREE PARTNERS GP, LLC
   By:	/s/ Stephen Hendel
   Name/Title: Stephen Hendel/Authorized Signatory